Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

April 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shalini Shah and Kayla Roberts

Re:	Hyundai ABS Funding, LLC Registration Statement on Form SF-3 Filed December 30, 2024 File No. 333-284087

Ladies and Gentlemen:

On behalf of Hyundai ABS Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 27, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on December 30, 2024, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master)
and Tauil & Chequer Advogados (a Brazilian law partnership).

April 25, 2025

Registration Statement on Form SF-3
General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus, page v

2.	We note your statement that you undertake no obligations to update or revise forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: We have revised the form of prospectus on page v (page i of the redline) to clarify that we will update this information to the extent required by law.

Risk Factors
Risk Factors Relating to Macroeconomic, Regulatory, and Other External Factors
Federal or state regulatory reform could have a significant impact on the servicer, sponsor, the depositor or the issuing entity..., page 33

3.	We note the disclosure “Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal agencies. Some of these implementing rules, such as the securitization conflicts of interest rule, still have not been issued in final form.” Please revise to reflect the final rule has been adopted.

Response: We have revised the form of prospectus on page 33 (page 17 of the redline) to reflect the final rule has been adopted.

The Notes
Payments of Interest, page 91

4.	The definition of “Term SOFR” on page 92 refers to “the forward-looking term rate based on SOFR...as such rate is posted to FRBNY’s Website.” However, forward-looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by-third party administrators (e.g., CME Group), not by FRBNY. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.

Response: We have revised the form of prospectus on pages 92 and 93 (pages 88 and 89 of the redline) to reference the third-party administrators that may determine forward-looking rates. We have made corresponding updates to our forms of transaction documents.

April 25, 2025

Description of the Indenture, page 124

5.	We note your statement that “This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.” As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised the form of prospectus on page 124 (page 120 of the redline) to delete the language about the summary not purporting to be complete.

Description of The Trust Agreement, page 130

6.	We note your statement that “This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.” As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised the form of prospectus on page 130 (page 127 of the redline) to delete the language about the summary not purporting to be complete.

Part II - Information Not Required in Prospectus, page II-3

7.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Response: We have filed our remaining exhibits with Amendment No. 1.

April 25, 2025

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin, at (312) 701-7373, or Melissa L. Kilcoyne, at (312) 701-7617. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Charley Yoon Melissa L. Kilcoyne